October 18, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Craig D. Wilson, Sr. Asst. Chief Accountant

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yandex N.V.
Comments on Form 20-F for fiscal year ended December 31, 2012
(the “2012 Annual Report”)

Ladies and Gentlemen:

On behalf of Yandex N.V. (the “Company” or “Yandex”), we are writing in response to the comments on the 2012 Annual Report contained in your letter dated September 24, 2013. The responses contained below are based upon information provided to us by Yandex. The responses are keyed to the numbering of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company

1.                                      We note your disclosure that you operate data centers in and around Moscow, Amsterdam and Las Vegas.  Please provide us with an analysis as to whether you are substantially dependent on any lease and co-location agreements related to these data centers.  Refer to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Response:

The Company notes the Staff’s comment. The Company has analyzed its dependence on its lease and co-location agreements in respect of all of its data center facilities, and has confirmed that it is not substantially dependent on any particular facility or set of contractual arrangements, and that therefore no such contracts are material within the meaning of Instruction 4(b)(ii) to Item 19 of Form 20-F.

The Company notes that, as of December 31, 2012, no single facility accounted for more than 15% of the Company’s servers. Further, the Company notes that, as stated on page 48 of the 2012 Annual Report, the geographic distribution of the Company’s data center and co-location facilities “provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning”.

The Company will continue to monitor its dependence on its contractual arrangements and counterparties with respect to its data centers and its infrastructure generally, and will make appropriate disclosures, and file any required exhibits, in its future filings as appropriate.

Item 5.  Operating and Financial Review and Prospects

Operating Costs and Expenses, page 63

2.                                      You state that your two largest distribution partners in 2012, Mozilla and Opera, accounted in aggregate for 48% of your distribution costs in 2012.  While your agreement with Mozilla terminated at the end of 2012, you recently entered into a multi-year extension of your distribution agreement with Opera.  Please provide us with an analysis as to whether you are substantially dependent on your agreement with Opera.  Refer to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Response:

The Company notes the Staff’s comment. The Company has analyzed its dependence on its largest distribution partners, and has confirmed that it is not substantially dependent on any particular partner, including Opera, or set of contractual arrangements, and that therefore its agreement with Opera is not material within the meaning of Instruction 4(b)(ii) to Item 19 of Form 20-F.

The Company notes that distribution through its current distribution agreement with Opera, which became effective as of October 1, 2012, accounted for less than 15% of all search queries and less than 10% of total revenues in the fourth quarter of 2012. The shares of search queries and of revenues represented by the Opera arrangements declined slightly through 2012 and the first nine months of 2013, in part, the Company believes, as a result of the launch of the Company’s own browser in the fourth quarter of 2012. Accordingly, the Company does not believe that its distribution agreement with Opera generates a material portion of its user searches or its revenues. The Company further notes that, if its arrangements with Opera were to terminate, it believes that it would be unlikely to experience a significant decrease in search traffic from Opera users in the medium term, as users would continue to have the option to select Yandex as their search option even if it is not the default search provider on their browser. For these reasons, the Company does not believe that it is substantially dependent on its arrangements with Opera or that the loss of its agreement with Opera, were it to occur, would have a material adverse effect on the Company’s business in the medium term.

The Company will continue to monitor its dependence on its contractual arrangements and counterparties for distribution, and will make appropriate disclosures, and file any required exhibits, in its future filings as appropriate.

Key Trends Impacting Our Results of Operations, page 65

3.                                      Please describe any trends in mobile search queries or mobile commerce, including but not limited to changes in platform mix, impact on growth in desktop queries, and any corresponding impacts on pricing, revenues and gross margins. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to addressing any risks and uncertainties associated with the rate at which you are growing this revenue stream as compared to others in your industry. Refer to Item 5.D of Form 20-F

Response:

The Company recognizes the potential long-term significance to its business of the growth in the use of mobile devices to search the internet and make purchases online. The Company notes that penetration of smartphone devices in Russia has, however, lagged behind that in the United States and Western Europe. The Company believes that this is due to lower levels of average incomes, lack of carrier handset subsidies, and a relatively well-developed fixed broadband infrastructure. The Company currently expects that the penetration of smartphones in its markets will increase in future periods; however, the Company believes that the pace of increase will remain linear, consistent with existing trends. The Company notes that the number of search queries from mobile telephones and tablet devices is growing more quickly than from desktop queries. However, queries from all mobile phones, including both smartphones and feature phones, represented less than 10% of the Company’s total search queries and less than 5% of total revenues in the years ended December 31, 2010, 2011 and 2012. Although the Company has seen some evidence that the growth in mobile usage may exert modest downward pressure on margins, to date such growth has not had material impact on the Company’s pricing, revenues or gross margins.

The Company recognizes that continued growth in mobile search and mobile commerce may, over time, have a material impact on the Company’s revenues and revenue growth, as well as other dynamics of the Company’s business. Recognizing the potential impact of the anticipated growth in mobile usage, the Company noted the following in the Risk Factors section of the 2012 Annual Report:

•                  “[I]f we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may shrink or fail to grow, and our business would be harmed” (page 9).

•                  “If we are unable to continue to develop services that are compatible with the most popular technology platforms or if these platforms are developed in such a way as to make it difficult for users to access our services from those platforms, our business, financial condition and results of operations could be materially adversely affected. We seek to develop services that are compatible with widely adopted technology platforms. Given the speed with which these platforms are evolving, particularly in the mobile industry, their market share can change materially in a relatively short period of time. … Moreover, some technology platforms are designed to make it more difficult for a third party service provider, such as Yandex, to offer services that users can easily access from these platforms. If we are unable to develop services that are compatible with the most popular technology platforms or if these platforms are developed in such a way as to make it difficult for users to access our services from those platforms, our business, financial condition and results of operations could be materially adversely affected.” (page 12)

The Company monitors the growth of mobile search and mobile commerce, as well as other trends in its business environment, on a continuous basis. The Company will consider the current state of mobile development and will consider including appropriate disclosures in its 2013 Annual Report on Form 20-F regarding these trends.

4.                                      Tell us what key metrics you use to manage your business such as measures related to search queries, mobile commerce, text-based advertising or pay-per-click data both consolidated and by geographic area.  Tell us what consideration you have given to disclosure of these metrics in your Operating and Financial Review and Prospects.

Response:

The key metrics the Company uses to manage its business are growth in paid clicks and growth in cost per click, or CPC. Text-based advertising represented 87.7% of total revenues in 2010, 87.4% in 2011 and 88.7% in 2012. In the Company’s geographic markets, text-based advertising continues to be sold primarily on a cost-per-click basis. The Company provides detailed disclosure of the growth in paid clicks and cost per click; see in particular page 69-70 of the 2012 Annual Report. The Company believes that growth rates in respect of these two measures provide management and investors the best insight into the period-to-period drivers of the Company’s revenue growth. Although the Company considers the growth in paid clicks to be a key indicator of the Company’s operating performance, the Company views the actual number of paid clicks as commercially sensitive information. This view is consistent with that of peer companies in the Company’s industry. Like those peer companies, the Company discloses period-on-period growth in paid clicks because it believes this gives investors the information they need to understand the relationship between paid clicks and revenue growth.

In addition, the Company discloses in its quarterly earnings releases the period-to-period growth in search engine results pages (SERPs) delivered. Although the Company believes that this metric provides investors with additional insight into growth in search queries over time, and therefore overall user demand for the Company’s services, the Company believes that this metric is not as closely related to monetization trends as growth in paid clicks and CPC. Accordingly, the Company has not historically included disclosure regarding SERP trends in its annual reports.

With respect to key metrics on a geographical basis, the Company notes that, as disclosed in the 2012 Annual Report, more than 95% of its total revenues in each of 2010, 2011 and 2012 was generated from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers. The Company believes that the geographic location of advertisers is more meaningful to investors than the geographic source of search queries, and is the basis on which its principal competitors describe the geographic breakdown of their business. The Company does note that Facebook, for example, provides additional disclosure based on the geographic location of users (as well as advertisers), but the Company believes that this reflects the differing business model of that company, and that such disclosure would be less meaningful to investors in evaluating the Company’s business. Accordingly, the Company does not believe that further detail regarding operating metrics by geography would provide meaningful additional disclosure to investors.

The Company analyzes all key metrics with respect to its operations on a continuous basis. When preparing its 2013 Annual Report on Form 20-F, the Company will consider whether any additional metrics would be material to an investor’s understanding of its business and, if so, will include appropriate additional disclosure in such report.

Consolidated Statements of Comprehensive Income, page F-5

5.                                      Please tell us whether foreign currency translation adjustments are presented on a “net of income tax” basis.  Refer to ASC 220-10-45-11.

Response:

The Company notes the Staff’s comment. The Company has analyzed the requirements of ASC 220-10-45-11 regarding the presentation of income tax effects for components of other comprehensive income. As the Company had not recorded income taxes associated with foreign currency translation adjustment for the annual periods ended December 31, 2010, 2011 and 2012, accordingly, no tax effect is presented in the Company’s financial statements. The Company will continue to monitor income tax effects for components of other comprehensive income to ensure its compliance with the required presentation.

Notes to Consolidated Financial Statements

Note 20. Share-based Compensation, page F-37

6.                                      Please clarify whether the holders of restricted stock units have non-forfeitable rights to dividends or dividend equivalents.  In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to ASC 260-10-45-61A.

Response:

The Company respectfully notes that, pursuant to the terms of its restricted share unit awards, no Class A shares are issued (or transferred from treasury) until vesting and exercise of the relevant award. The holders of these awards have no rights to dividends or dividend equivalents until the shares are issued at the time of exercise. Accordingly, the Company believes that these awards are not participating securities. The Company will consider adding this clarification in its 2013 Annual Report on Form 20-F.

Exhibits 12.1 and 12.2

7.                                      We note that the introductory sentence of paragraph 4 does not reference internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please revise to include certifications that conform to the exact language required by Instruction 12 to Item 19 of Form 20-F.

Response:

The Company notes the Staff’s comment with thanks. The wording in question was omitted inadvertently and, accordingly, the Company has filed amended Certifications by way of Amendment No. 2 to the 2012 Annual Report.

*****

We hereby confirm on behalf of Yandex that:

•                  Yandex is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Yandex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

We hope that the above responses will be acceptable to the staff.  If you have any questions or comments regarding this response letter, please contact the undersigned at the telephone number or email address indicated above, or Bree Peterson, Associate, at 011-44-20-7645-2512 or bree.peterson@wilmerhale.com.

Very truly yours,

/S/ TIMOTHY J. CORBETT

Timothy J. Corbett

cc:                                Securities and Exchange Commission

David Edgar, Staff Accountant

Ivan Griswold, Staff Attorney

Yandex:

Arkady Volozh, Chief Executive Officer

Alexander Shulgin, Chief Financial Officer

ZAO Deloitte & Touche CIS:

Tom Brown, Partner